THE DAVID F. BOLGER

2008 GRANTOR RETAINED ANNUITY TRUST

THIS TRUST AGREEMENT is made as of the   28   day of    May   , 2008, between DAVID F. BOLGER, of the County of Sarasota, State of Florida, as the Grantor, and DAVID F. BOLGER, as the Trustee.

ARTICLE I: DEFINITIONS

For purposes of this Trust Agreement, the following words and expressions shall have the following meanings and usages:

(A)     “anniversary of the Trust Creation Date”: the date that is the last day within one year of the Trust Creation Date and the same date in each succeeding year of the Initial Trust Term.

(B)     “Code”: the Internal Revenue Code of 1986, as the same may be amended from time to time. All references to a section or chapter of the Code shall be deemed to refer as well to any subsequent provision of law enacted in its place.

(C)     “Grantor”: DAVID F. BOLGER.

(D)     “Grantor’s Will”: the Last Will and Testament of the Grantor, whenever executed, that is duly admitted to probate.

(E)     “Initial Trust Term”: the period of time beginning on the Trust Creation Date and ending on the fifth (5th) anniversary of the Trust Creation Date.

(F)     “personal representative”: as to a given individual, the person or persons, whether denominated as executors, administrators, personal representatives or otherwise, duly authorized to administer that individual’s estate pursuant to that individual’s Last Will and Testament in the jurisdiction in which such Will is admitted to original probate, or pursuant to the laws of intestacy governing the administration of that individual’s estate, if he or she died without a will.

(G)     “recipient”: the person or persons receiving the Annuity Amount (as hereinafter defined in paragraph (A) of Article IV below) pursuant to paragraph (A) of Article IV below.

(H)     “Trust Creation Date”: the earliest date on which the property listed on Schedule “A” annexed hereto has been transferred, for federal gift tax purposes, by the Grantor to the Trustee.

(I)     “Trust Fund”: all property (principal plus accrued, accumulated and undistributed income) that, at any particular time, belongs to a trust under this Trust Agreement.

(J)     “Trustee”: the Trustee of the trust hereunder serving under this Trust Agreement at any given time. All references in this Trust Agreement to the “Trustee”, and the corresponding pronouns and verbs, shall be construed in the masculine or feminine and in the singular or plural, whichever construction is consistent with the context or the facts prevailing at any given time.

ARTICLE II: TRUST FUND

The Grantor hereby assigns, transfers and delivers to the Trustee the property listed on Schedule “A” annexed hereto. The Trustee hereby acknowledges receipt of such property and agrees to hold such property in trust and to manage and dispose of it in accordance with the provisions of this Trust Agreement. The primary dispositive terms of the trusts hereunder are set forth in Articles IV and V of this Trust Agreement. The trust under Article IV of this Trust Agreement may be identified as the “DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST”. This Trust Agreement may be identified as the “DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST AGREEMENT”.

ARTICLE III: IRREVOCABILITY

This Trust Agreement and the trusts hereunder may not be altered, amended, revoked or terminated by the Grantor, in whole or in part.

ARTICLE IV: DISPOSITION OF TRUST FUND DURING INITIAL TRUST TERM

Following are dispositive provisions of the DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST:

(A)     (1)     On each anniversary of the Trust Creation Date during the Initial Trust Term (each such date being hereinafter referred to as an “Annuity Payment Date”), the Trustee shall pay to the Grantor, if the Grantor is living on the Annuity Payment Date, or, if he is not then living, shall pay to the Grantor’s personal representative an amount (the “Annuity Amount”) equal to a percentage of the initial fair market value of the Trust Fund in accordance with the following schedule:

ANNUITY payment date	percentage of initial trust FUND value
First Anniversary	14.9235000%
Second Anniversary	17.9082000%
Third Anniversary	21.4898400%
Fourth Anniversary	25.7878080%
Fifth Anniversary	30.9453696%

     (2)     In determining the Annuity Amount, the initial fair market value of the Trust Fund assets shall be their value as of the Trust Creation Date as finally determined for federal tax purposes.

(B)     The Annuity Amount shall be paid first from income of the trust and then from trust capital gains (including gains allocable to appreciation before the Trust Creation Date) and, to the extent income and capital gains are insufficient, from principal. Any income of the trust for a taxable year that is not paid in accordance with paragraph (A) of this Article IV or in accordance with the immediately preceding sentence shall be added to principal and invested as such. During the Initial Trust Term, the Trustee may not issue notes, other debt instruments, or options or make similar financial arrangements in payment of the annual Annuity Amount. In order to satisfy the payment to the recipient, payment must be made with either cash or other assets held by the trust.

(C)     If the initial net fair market value of the Trust Fund is incorrectly determined by the Trustee, then, within a reasonable period after the value is finally determined for federal tax purposes, the Trustee shall pay to or for the benefit of the recipient, in the case of an undervaluation, or shall receive from the recipient, in the case of an overvaluation, an amount equal to the difference between the Annuity Amounts properly payable and the Annuity Amounts actually paid, plus, if required by the Code, interest, compounded annually, computed for any period at the rate of interest that the federal income tax Regulations prescribe.

(D)     The trust under this Article IV shall terminate upon the last day of the Initial Trust Term. The Trustee shall, upon such termination and after payment of the final installment of the Annuity Amount, dispose of the Trust Fund remaining as set forth in Article V of this Trust Agreement.

(E)     In determining the Annuity Amount for any short taxable year, the Trustee shall prorate such Annuity Amount on a daily basis, as provided in Treasury Regulation Section 25.2702-3(b)(3).

(F)     (1)     During the Initial Trust Term, no additional contributions may be made to the DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST after the initial contribution, as described in Article II of this Trust Agreement.

     (2)     No payment or application of any portion of the Trust Fund shall be made at any time during the Initial Trust Term to or for the benefit of (i) any person other than the Grantor for so long as the Grantor is living, or (ii) any person other than the Grantor’s personal representative after the death of the Grantor.

     (3)     During the Initial Trust Term, no property shall be distributed to or for the benefit of the Grantor other than the payments of the Annuity Amount, whether to reimburse the Grantor for any income taxes imposed on him on account of the trust or for any other reason.

     (4)     The interest of the Grantor shall not be subject to commutation.

(G)     It is the Grantor’s paramount intention that the interest retained by him in the Annuity Amounts qualify as a “qualified annuity interest” within the meaning of Section 2702(b)(1) of the Code and Section 25.2702-3 of the Treasury Regulations promulgated thereunder and that the trust under this Article IV in all other respects conform to Section 2702(b)(1) of the Code and Section 25.2702-3 of the Treasury Regulations. Accordingly, no authorization or direction or other provisions contained in this Trust Agreement that would prevent the Annuity Amounts and the trust under this Article IV from so qualifying and so conforming shall apply to the trust, it being the Grantor’s intention that any court having jurisdiction over this Trust Agreement construe it accordingly. Any terms or provisions of such Code Section or Treasury Regulation required to be included in the Trust Agreement in order to effectuate the Grantor’s intention as stated in this paragraph (G) of Article IV are hereby incorporated herein by reference to such Code Section and Treasury Regulations.

ARTICLE V: DISPOSITION OF REMAINDER

Upon the expiration of the Initial Trust Term and after the last payment of the Annuity Amount, the Trustee shall transfer and deliver the Trust Fund to the then serving Trustee under THE DAVID F. BOLGER 2008 IRREVOCABLE FAMILY TRUST AGREEMENT, executed and funded of even date herewith and immediately prior to the execution and funding hereof, to be held and distributed in accordance with the terms and conditions thereof, or, if said Trust is no longer in effect (notwithstanding any provisions of Section 732.513 (4), Florida Statutes, to the contrary), the Trust Fund after said last payment of the Annuity Amount shall be held IN TRUST (after resignation of the Grantor as Trustee hereunder, if he is then serving) and distributed on the same terms and conditions specified in the said DAVID F. BOLGER 2008 IRREVOCABLE FAMILY TRUST AGREEMENT, as in effect at the time of the execution of this Trust Agreement.

ARTICLE VI: TRUST ADMINISTRATION

(A)     The interests of any beneficiary hereunder, including a remainderman, in income or principal, shall not be subject to voluntary or involuntary alienation; and the principal and Income of each trust estate shall be paid by the Trustee directly to or for the use of the beneficiary entitled thereto, without regard to any assignment, order, attachment or claim whatsoever.

(B)     Corporate distributions received in shares of the distributing corporation shall be allocated to principal, regardless of the number of shares and however described or designated by the distributing corporation.

(C)     The division of property as between distributive shares of different beneficiaries hereunder need not be a pro-rata division of each asset, but may be an allocation of different kinds of or interest in property to each part of a division, so long as the total market value of each is not affected.

ARTICLE VII: CHOICE OF LAW

All questions pertaining to the validity, construction and administration of this Trust Agreement and the trusts hereunder shall be determined in accordance with the laws of the State of Florida in effect from time to time.

ARTICLE VIII: TRUSTEE POWERS

(A)     During the Initial Trust Term, no Trustee hereunder shall possess or participate in the exercise of any power given to a Trustee hereunder, or by law, the possession of which would be inconsistent with the Grantor’s intent that the Trust Agreement create a qualified annuity interest pursuant to Section 2702 of the Code and the Treasury Regulations promulgated thereunder.

(B)     Subject to the overriding provisions of paragraphs (B), (F) and (G) of Article IV and Article VI, the Grantor gives to the Trustee hereunder all powers and discretions conferred generally upon fiduciaries under the laws of the State of Florida. Without limiting the foregoing, the Grantor also gives to such fiduciary the following powers and discretions as to all property of whatever kind at any time held by a Trustee hereunder, including income held by a Trustee hereunder, until final distribution, which such Trustee may exercise as such Trustee deems advisable:

(1)     To sell, purchase, exchange, invest and reinvest in bonds, preferred or common stocks, mortgages, interests in any kind of investment trust, or other evidences of rights, interests or obligations, secured or unsecured, foreign or domestic, works of art or any other property, real or personal and whether or not in the nature of a wasting asset, without any duty to diversify investments, and fully free of any and all restrictions imposed by law upon the investment of funds held by a fiduciary; and to retain the same for any period of time without liability therefor;

(2)     To employ such one or more agents, accountants, custodians, experts and counsel, legal or investment (including any firm with which any Trustee may be affiliated), as the Trustee shall determine, to delegate discretionary powers to them, and rely upon information or advice furnished by them, and to compensate them out of the property of the trusts hereunder;

(3)     To improve, lease (for any term, whether or not beyond the Initial Trust Term or the term of the administration of any trust hereunder or the term fixed by any law), partition or otherwise deal with or dispose of any real or personal property or any interest therein; to demolish or to make alterations in and extraordinary improvements to any building now or hereafter located on any such property; to construct new buildings; and to enter into contracts or grant options (such contracts or options may be for any period, whether or not beyond the Initial Trust Term or the term of the administration of any trust hereunder) as to any of the foregoing;

(4)     To consent to the modification, renewal or extension of any note, whether or not secured, or any bond or mortgage, or any term or provision thereof, or any guarantee thereof, or to the release of such guarantee; to release obligors on bonds secured by mortgages or to refrain from instituting suits or actions against such obligors for deficiencies; to use property held under this Trust Agreement for the protection of any investment in real property or in any mortgage on real property;

(5)     To abandon any property, real or personal, that the Trustee deems to be worthless or not of enough value to warrant keeping or protecting; to abstain from the payment of taxes, water rents, assessments, repairs, maintenance and upkeep of it; to permit such property to be lost by tax sale or other proceeding, or to convey it for nominal or no consideration;

(6)     To exercise or dispose of any or all options, privileges or rights appurtenant or incident to the ownership of any property, whether to vote, assent, subscribe,

convert or of any other nature; to become a party to, or deposit securities or other property under, or accept securities issued under, any voting deed of trust;

(7)     To assent to or participate in any reorganization, readjustment, recapitalization, liquidation, partial liquidation, consolidation, merger, dissolution, sale or purchase of assets, lease, mortgage, contract or other action or proceeding by any corporation and, in that connection, to exchange any property for any other property, to subscribe to new securities, and to pay any assessments or other expenses; to delegate discretionary powers to any reorganization, protective or similar committee;

(8)     To borrow money from any party for any purpose (including margin loans in securities accounts), and to give or not to give security for the loan;

(9)     To consent, or to decline to consent, to the election (including any that are now in effect) by any corporation to be taxed under subchapter S of the Code;

(10)     To make any loans, either secured or unsecured, in such amounts, and upon such terms as to interest and repayment, and to such persons, firms or corporations (including the estate of the Grantor) as the Trustee determines in the Trustee’s discretion, and, in the case of a loan to the Grantor’s estate, irrespective of whether any beneficiary, personal representative or trustee under the Grantor’s Will is a beneficiary or trustee under this Trust Agreement; PROVIDED, however, that all loans shall be made at a reasonable rate of interest;

(11)     To purchase assets at their fair market value from the Grantor’s estate, or from any trust created under the Grantor’s Will upon such terms and conditions as the Independent Trustee shall determine, and irrespective of whether any beneficiary, personal representative or trustee under the Grantor’s Will is a beneficiary or fiduciary under this Trust Agreement;

(12)     To sell, liquidate, incorporate or carry on (for any period) any business conducted by the Grantor or in which the Grantor is interested as shareholder, partner or otherwise;

(13)     To hold property in the name of a nominee or unregistered or in such form as will pass by delivery;

(14)     To make division or distribution hereunder either in cash or in kind; and, in connection therewith, to allocate to different shares different kinds of or interests in property and property having different bases for federal income tax purposes, all as the Trustee in the exercise of the Trustee’s fiduciary duty determines to be equitable; and

(15)     To do any and all acts, to exercise any and all rights, to enter into any and all proceedings, contracts (including contracts extending beyond the Initial Trust Term or the term of the administration of any trust hereunder or containing guarantees, warranties, representations and indemnifications of any kind or nature effective for any period), and other instruments (whether or not specified above and including but not limited to the preparation and filing of any and all registration statements and papers, documents and instruments of whatever kind and nature with the Securities and Exchange Commission and the payment of any and all expenses in that connection) necessary or proper in the Trustee’s opinion in the administration of the trust.

It is the Grantor’s intention by the foregoing that a Trustee hereunder shall have the investment authority and discretion that is accorded fiduciaries under the laws of the State of Florida, liberally construed; PROVIDED, however, that the Trustee may retain property contributed to the trusts or property received as distributions with respect to such originally contributed property without duty of diversification. Notwithstanding the foregoing, a Trustee is specifically authorized to hold and retain investments of any period of maturity, even a maturity period extending beyond the term of the administration of any trust created hereunder, in any property, real or personal, wherever located, and irrespective of whether it otherwise would be proper for trustees to hold, including, but not limited to, puts, calls, warrants, options, futures contracts, exchange funds, notional contracts, joint ventures, venture capital funds, private equity funds, private equity, and hedge funds, all as the Trustee, in the Trustee’s fiduciary discretion, deems advisable.

(C)     No person dealing with the Trustee shall be bound to see to the application or disposition of cash or other property transferred to such person or to inquire into the authority for or propriety of any action by the Trustee.

(D)     Distributions hereunder may be made in kind or in cash, or partly in kind and partly in cash, to any one or more of the beneficiaries hereunder.

(E)     During the Initial Trust Term, the Grantor, individually (in a non-fiduciary capacity), retains the power to reacquire at any time any portion of the Trust Fund of the trust by substituting other property of equivalent value therefor. This power shall be exercisable by the Grantor at any time in the Grantor’s sole and absolute discretion. The Grantor may at any time irrevocably relinquish the right to reacquire trust assets under this paragraph (E) by delivering a written notice of relinquishment to the Trustee.

(F)     Nothing in this Trust Agreement shall be construed to restrict the Trustee from investing the Trust Fund in a manner that could result in the annual realization of a reasonable amount of income or gain from the sale or disposition of assets of the Trust Fund.

(G)     Notwithstanding any provision herein to the contrary, during the life of the Grantor, no powers enumerated herein or accorded to trustees generally pursuant to law shall be construed:

(1)     To enable any person to purchase, exchange or otherwise deal with or dispose of all or any part of the Trust Fund for less than adequate consideration or security in money or money’s worth.

(2)     To permit any person, without the written consent of the Trustee hereunder while acting in a fiduciary capacity, to exercise the power to vote or direct the voting of any stock or other securities of the Trust Fund hereunder, or to control the investment of the Trust Fund hereunder either by directing investments or by vetoing proposed investments or reinvestments.

(3)     To permit the Grantor, a nonadverse party, or both, to borrow all or any part of the principal or income of the trusts hereunder, directly or indirectly, without adequate interest or without adequate security.

(H)     Notwithstanding any provision of this Trust Agreement to the contrary, the Trustee hereunder shall remain bound by the terms and conditions of any stockholders or similar agreement that may be applicable to shares of a corporation or equity interests in a partnership, a limited liability company or any other business transferred to the trust hereunder.

ARTICLE IX: TRUSTEES

(A)     References in this Trust Agreement to the “Trustee” mean the Trustee, whether original or successor, for the time being in office. Any Trustee may resign, without stating cause, by giving written notice to the Grantor during the Initial Trust Term, if he is then living, or if not, to the Trustees of THE BOLGER FOUNDATION, a charitable organization that was created as a New Jersey Non-Profit Corporation on August 18, 1964, and that is described in Section 501(c)(3) of the Code.

(B)     If the Grantor, DAVID F. BOLGER, is unable or unwilling to serve or to continue to serve as Trustee hereunder, then THOMAS M. WELLS, ESQUIRE shall serve as successor Trustee. If THOMAS M. WELLS, ESQUIRE serves as Trustee hereunder, he may appoint a successor Trustee or Trustees, to serve together or consecutively, or select a method of appointing successor Trustees, all as prescribed by an instrument in writing kept or filed with the records of THE DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST. If at any time the office of Trustee is vacant and no willing and able successor is appointed pursuant to the foregoing provisions of this paragraph, then the Trustees of THE BOLGER FOUNDATION shall appoint a successor Trustee. Each successor Trustee hereunder, regardless of the method of such Trustee’s appointment, is to be an individual, or a corporation authorized to engage in trust business in any state or commonwealth of the United States or in the District of Columbia; PROVIDED, however, that if a corporation is appointed as successor Trustee, it shall (1) have been regularly engaged in the United States of America in the business of a trust company for at least five (5) years prior to its appointment as Trustee hereunder, (2) have a net worth at the time of such appointment in excess of Twenty Million Dollars ($20,000,000), and (3) not be a “related or subordinate party” with respect to the Grantor or any trust beneficiary hereunder as the aforesaid quoted term is defined in Section 672(c) of the Code; and PROVIDED, further, that if an individual is appointed as successor Trustee, he or she must be one who (i) possesses business and/or professional qualifications which make him or her qualified to serve as Trustee, (ii) has not been convicted of any felonious crime, (iii) is not the Grantor or a family member or lineal descendant of the Grantor, (iv) can possess the powers vested exclusively in the Trustee without causing the Grantor, any trust beneficiary, or the Trustee personally to be treated as an owner of any trust hereunder for federal income, estate, or generation-skipping transfer tax purposes, and (v) is not a “related or subordinate party” with respect to the Grantor or any trust beneficiary hereunder as the aforesaid quoted term is defined in Section 672(c) of the Code. The appointment of any successor Trustee shall take effect upon written acceptance of the office by such Trustee.

(C)     The Trustee, at any time the Trustee deems advisable, may appoint a Special Trustee hereunder who shall have sole authority to vote the capital stock of CASCADE BANCORP, or any successor thereto by merger, combination or like process (whether or not Cascade is the surviving entity) (“Cascade”). The appointment of the Special Trustee shall be by written instrument signed by the Trustee. The Trustee may appoint the Special Trustee for such term and upon such conditions as the Trustee shall designate in the appointing instrument. To qualify, any person or entity designated as Special Trustee hereunder shall deliver a written instrument to the Trustee indicating acceptance and agreement that the power conferred upon such Special Trustee will be exercised in a fiduciary capacity for the exclusive interest of the beneficiaries. To the extent permitted by applicable law, in no event shall any Trustee hereunder be liable for any matter with respect to which he, she or it is directed pursuant to the provisions of this paragraph except in cases of willful misconduct. In no event shall a Special Trustee hereunder be the Grantor, a lineal descendant of the Grantor, or a “related or subordinate party” with respect to the Trustee, the Grantor, or any lineal descendant of the Grantor as the aforesaid quoted term is defined in Section 672(c) of the Code. Any Special Trustee hereunder shall be entitled to receive reasonable compensation from the subject trust for such Special Trustee’s services and responsibilities in accordance with such Special Trustee’s schedule or rate of compensation currently in effect when the services are performed, or as otherwise established by agreement with the Trustee.

(D)     All powers, authority and discretion herein granted to the Trustee hereunder shall pass to and be exercisable by each successor Trustee. No successor Trustee shall be obliged to examine the accounts, records, and acts of any previous Trustee or any allocations of receipts or disbursements as between principal and income made by any previous Trustee.

(E)     An individual Trustee may be placed in a position of having conflicting interests as a Trustee hereunder and as an individual; but conflicting interests shall not be a basis for such Trustee not participating in the exercise of any right, power or discretion granted to such Trustee hereunder.

(F)     Unless otherwise agreed upon engagement hereunder, the compensation of each Trustee hereunder shall be reasonable and customary and not in excess of such compensation as would be approved by a court of competent jurisdiction; PROVIDED, however, that the Grantor shall serve without compensation. In addition, the Trustee shall be entitled to reimbursement for any out-of-pocket expenditures made or incurred in the proper administration of the trusts under this Agreement or in furtherance of his or her fiduciary duties and obligations. A corporate Trustee shall be compensated by agreement or, in the absence of such agreement, in accordance with its fee schedule as in effect at the time of payment. Trustee compensation must be fully disclosed in writing to the current income beneficiaries of the affected trust hereunder.

(G)     To the extent permitted by law, no bond or other security shall be required of any Trustee or fiduciary serving at any time, or if a bond is required by law, no surety on such bond shall be required.

(H)     A Trustee hereunder shall have the power and authority by written instrument which is acknowledged, to surrender, release, renounce, or disclaim any one or more of the powers of the Trustee and thereafter it shall never again be exercised by such Trustee.

(I)     For purposes of this Trust Agreement, an individual Trustee is “disabled” (and while disabled shall not serve as Trustee) when a written certification is in effect that the examined Trustee is physically or mentally incapable of managing the affairs of the trust, whether or not there is an adjudication of the Trustee’s incompetence. This certification shall be valid only if it is signed by at least two (2) physicians, each of whom has personally examined the Trustee, and need not indicate any cause for the Trustee’s disability. A certification of disability shall be rescinded when a serving Trustee receives a certification that the former Trustee is capable of managing the trust’s affairs. This certification, too, shall be valid only if it is signed by at least two (2) physicians, each of whom has personally examined the Trustee and at least one (1) of whom is board certified in the specialty most closely associated with the former disability. No person is liable to anyone for actions taken in reliance on the certifications under this paragraph, or for dealing with a Trustee other than the one removed for disability based on these certifications.

(J)     Each individual Trustee serving hereunder who fails within a reasonable time to undergo a medical examination at the written request of any person having an interest hereunder (including, but not limited to, another Trustee acting hereunder) or of the Trustees of THE BOLGER FOUNDATION for the sole purpose of determining if the individual lacks the required capacity to continue to so serve hereunder or fails to cause the results of such examination to be made available within a reasonable time to the person making the written request, shall be treated as resigning as such fiduciary, provided that there is reasonable basis to request the medical examination be undertaken and provided further that no such request may be made more than once every thirty-six (36) months.

ARTICLE X: IRREVOCABILITY OF THE TRUST AGREEMENT

The Grantor acknowledges that he understands the nature of an irrevocable trust and specifically renounces all rights of alteration, amendment or revocation with respect to the Trust Agreement.

WITNESS the due execution hereof as of the day and year aforesaid.

WITNESSES:	GRANTOR:

/s/ AnnMarie P. Smits	/s/ David F. Bolger (SEAL) DAVID F. BOLGER

/s/ Nicole Cleenput

WITNESSES:	TRUSTEE:

/s/ AnnMarie P. Smits	/s/ David F. Bolger (SEAL) DAVID F. BOLGER

/s/ Nicole Cleenput

          The foregoing instrument was signed by DAVID F. BOLGER, the Grantor, as his David F. Bolger 2008 Grantor Retained Annuity Trust Agreement, in our presence, and we, in his presence and in the presence of each other have hereunto subscribed our names as witnesses, this   28   day of    May   , 2008.

/s/ AnnMarie P. Smits	/s/ Nicole Cleenput

Address: 109 Lionshead Dr. E	Address: 30 Pledge Rd. Apt 23

Wayne, NJ 07470	Ridgewood, NJ 07450

THE DAVID F. BOLGER

2008 GRANTOR RETAINED ANNUITY TRUST

SCHEDULE “A”

1,937,332 shares of Cascade Bancorp common stock (CUSIP 147154108; NASDAQ: CACB), transferred to The David F. Bolger 2008 Grantor Retained Annuity Trust on the Trust Creation Date, May 29, 2008.

-A-

AFFIDAVIT

STATE OF New Jersey COUNTY OF Bergen	) ) ss.: )

We, DAVID F. BOLGER,     AnnMarie P. Smits    , and     Nicole Cleenput    , the Grantor and the Trustee and the witnesses, respectively, whose names are signed to the attached or foregoing instrument, having been sworn, declared to the undersigned officer that DAVID F. BOLGER, in the presence of witnesses, signed, and that each of the witnesses, in the presence of DAVID F. BOLGER and in the presence of each other, signed the instrument as a witness.

/s/ David F. Bolger	/s/ AnnMarie P. Smits
DAVID F. BOLGER	Witness

/s/ Nicole Cleenput Witness

Subscribed and sworn to before me by DAVID F. BOLGER, the Grantor and the Trustee, who is personally known to me or who has produced ____________________________ as identification, and by   AnnMarie P. Smits                      , a witness, who is personally known to me or who has produced ____________________________________ as identification, and by      Nicole Cleenput                     , a witness, who is personally known to me or who has produced ____________________________________ as identification, on         May 28                    , 2008.

/s/ Patricia A. Hopp Signature of Notary Public

Patricia A. Hopp Printed Name of Notary Public

This document was prepared by:

Barbara A. Simanek, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis llp
Wachovia Financial Center
200 South Biscayne Blvd, Suite 3900
Miami, FL 33131-2399